UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

October 1, 2023

(Date of Report (Date of earliest event reported))

Roots Real Estate Investment Community I, LLC

(Exact name of issuer as specified in its charter)

Georgia	86-2608144
(State or other jurisdiction of organization)	(IRS Employer Identification No.)

1344 La France Street NE, Atlanta, GA	30307
(Address of principal executive offices)	(ZIP Code)

(404)-732-5910

(Issuer’s telephone number, including area code)

Units

(Title of each class of securities issued pursuant to Regulation A)

Item 1. Fundamental Changes.

Property Acquisitions

On October 1, 2023, Roots closed an agreement effective September 30, 2023, to acquire the following seventeen (17) curated properties from our sponsor, Seed InvestCo, LLC, through the purchase of seventeen (17) assets that were previously wholly-owned by our sponsor:

Property Address:	1385 Eason Street Atlanta, GA 30314
Description:	This 1,274 square-foot home was built in 1940 and has 4 bedrooms and 2 bathrooms and sits on approximately 0.17 acres.
Purchase Price by Roots:	$267,000 cash purchase
Current Market Value:	$280,000

Property Address:	3189 Ward Drive Atlanta, GA 30354
Description:	This 1,250 square-foot home was built in 1959 and has 4 bedrooms and 2 bathrooms and sits on approximately 0.18 acres.
Purchase Price by Roots:	$200,000 cash purchase
Current Market Value:	$250,000

Property Address:	736 Commodore Drive Atlanta, GA 30318
Description:	This 1,056 square foot single-family home was built in 1950 and has 4 bedrooms and 1 bathroom and sits on approximately 0.19 acres.
Purchase Price by Roots:	$195,000 cash purchase
Current Market Value:	$252,000

Property Address:	5028 Chadwick Court Decatur, GA 30035
Description:	This 1,367 square foot split-level home was built in 1989 and has 3 bedrooms and 2 bathrooms and sits on approximately 0.17 acres.
Purchase Price by Roots:	$310,000 cash purchase
Current Market Value:	$330,000

Property Address:	1017 Mayson Turner Road Atlanta, GA 30314
Description:	This 2,496 square foot two-family home was built in 1920. It contains 3 bedrooms and 3.5 bathrooms and sits on approximately 0.15 acres.
Purchase Price by Roots:	$350,000 cash purchase
Current Market Value:	$380,000

Property Address:	1310 Pirkle Road Douglasville, GA 30134
Description:	This 1,379 square foot two-family home was built in 1989 and consists of 5 bedrooms and 3 bathrooms and sits on approximately 0.55 acres
Purchase Price by Roots:	$248,253 cash purchase
Current Market Value:	$260,000

Property Address:	3676 Castle Rock Way Tucker, GA 30084
Description:	This 1,811 square foot split-level home was built in 1960 and has 5 bedrooms and 2 bathrooms and sits on approximately 0.25 acres.
Purchase Price by Roots:	$372,000 cash purchase
Current Market Value:	$382,000

Property Address:	2990 Alston Drive Decatur, GA 30032
Description:	This 2,451 square-foot split-level home was built in 1954 and has 5 bedrooms and 2 bathrooms and sits on approximately 0.44 acres.
Purchase Price by Roots:	$412,000 cash purchase
Current Market Value:	$412,000

Property Address:	3985 Cliftondale Place College Park, GA 30349
Description:	This 3,224 square foot split-level home was built in 1965 and has 5 bedrooms and 3 bathrooms and sits on approximately 0.71 acres.
Purchase Price by Roots:	$392,000 cash purchase
Current Market Value:	$392,000

Property Address:	2932 Harlan Drive Atlanta, GA 30344
Description:	This 1,643 square foot two-family home was built in 1972 and has 4 bedrooms and 2 bathrooms and sits on approximately 0.15 acres.
Purchase Price by Roots:	$225,000 cash purchase
Current Market Value:	$290,000

Property Address:	5141 Norman Boulevard Atlanta, GA 30349
Description:	This 1,000 square foot single-family home was built in 1962. It contains 3 bedrooms and 1 bathroom and sits on 0.27 acres.
Purchase Price by Roots:	$150,00 cash purchase
Current Market Value:	$195,00

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Property Address:	1148 Evelyn Drive Forest Park, GA 30297
Description:	This 921 square foot single-family home was built in 1957 and consists of 3 bedrooms and 1 bathroom and sits on approximately 0.25 acres.
Purchase Price by Roots:	$130,000 cash purchase
Current Market Value:	$130,000

Property Address:	2202 Addison Place Atlanta, GA 30318
Description:	This 2,574 square foot duplex was built in 2005 and has 7 bedrooms and 4 bathrooms and sits on approximately 0.2 acres.
Purchase Price by Roots:	$410,000 cash purchase
Current Market Value:	$495,000

Property Address:	703 Formwalt Street SW Atlanta, GA 30315
Description:	This 1,072 square foot single-family home was built in 1940 and has 3 bedrooms and 2 bathrooms and sits on approximately 0.12 acres.
Purchase Price by Roots:	$225,000 cash purchase
Current Market Value:	$292,000

Property Address:	2700 Dunmoreland Terrace Atlanta, GA 30349
Description:	This 1,534 square foot single-family home was built in 1982 and has 3 bedrooms and 1.5 bathrooms and sits on approximately 0.29 acres.
Purchase Price by Roots:	$205,000 cash purchase
Current Market Value:	$220,000

Property Address:	3370 Ruby H Harper Boulevard SE Atlanta, GA 30354
Description:	This 1,222 square foot single-family home was built in 1920 and has 3 bedrooms and 1 bathroom and sits on approximately 0.64 acres.
Purchase Price by Roots:	$180,000 cash purchase
Current Market Value:	$195,000

Property Address:	1367/1369 Byrere Terrace Atlanta, GA 30310
Description:	This 1,866 square foot two-family home was built in 1945. It contains 4 bedrooms and 2 bathrooms and sits on approximately 0.17 acres.
Purchase Price by Roots:	$245,000 cash purchase
Current Market Value:	$270,000

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Item 9. Other Events.

Updated Unit Purchase Price Based On Net Asset Value (“NAV”) Per Unit

On October 1, 2023, Roots REIT Management, LLC (the “Manager”), the manager of Roots Real Estate Investment Community I, LLC (the “Company”), announced that the net asset value (“NAV”) per unit of limited liability company membership interest of the Company (each, a “Unit”) will increase from $124 to $126 effective as of October 2, 2023.

As described in the Company’s Offering Circular, the purchase price of the Company’s Units is adjusted at the beginning of each fiscal quarter (or as soon as commercially reasonable thereafter) and is equal to the Company’s NAV divided by the number of Units outstanding as of the close of business on the last business day of the prior fiscal quarter. Accordingly, the purchase price will be adjusted to $126 per Unit, beginning on October 2, 2023, and will be effective until updated by the Company at the beginning of the first quarter of 2024, or within a commercially reasonable time thereafter, unless updated by us prior to that time.

NAV per Unit is calculated by taking the total value of the Company’s assets less the total value of the Company’s liabilities, divided by the number of the Company’s Units outstanding as of September 30, 2023. The Company’s NAV per Unit is calculated by an internal valuation process that reflects several components, as described in the Company’s Offering Circular “Description of our Units—Valuation Policies.”

The Company’s NAV per Unit as of October 2, 2023, increased by $2.00 since the last NAV announcement at the beginning of the Third quarter of 2023.

Declaration Of Distribution

On October 1, 2023, the Manager also announced a quarterly cash distribution of $1.50 per Unit for unit holders of record as of the close of business on September 8, 2023. Distributions are expected to be paid prior to October 23, 2023.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Roots Real Estate Investment Community I, LLC

Roots REIT Management, LLC
Manager

/s/ Larry Dorfman
Larry Dorfman
Manager

/s/ Daniel Dorfman
Daniel Dorfman
Manager

Date: 10/05/2023

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, and descriptions of goals and objectives. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words, which generally are not historical in nature. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Some of the factors that may affect outcomes and results include, but are not limited to: (i) national, international, regional and local economic and political climates, (ii) changes in global financial markets and interest rates, (iii) increased or unanticipated competition for our properties, (iv) risks associated with acquisitions, dispositions and development of properties, (v) maintenance of real estate investment trust status, tax structuring, and changes in income tax laws and rates, (vi) availability of financing and capital, the levels of debt that the Company maintain and its credit rating, (vii) risks of pandemics such as COVID-19, including escalations of outbreaks and mitigation measures imposed in response thereto, (viii) environmental uncertainties, including risks of natural disasters, and (ix) those additional factors described under the section entitled “Risk Factors” in the Company’s offering circular, dated July 12, 2022 and filed by us with the Securities and Exchange Commission (the “Commission”) on July 12, 2022, as supplemented (the “Offering Circular”), as such factors may be updated from time to time in the Company’s subsequent filings with the Commission, which are accessible on the Commission’s website at www.sec.gov. In addition, past performance is not indicative of future results. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in the Company’s filings with the Commission. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

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